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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Volini                  Thomas                     A
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   (Last)               (First)                 (Middle)

4052 Franklin
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                                   (Street)

Western Springs           IL                     60558
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   (City)               (State)                 (Zip)
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2. Issuer Name and Ticker or Trading Symbol

CONTINENTAL WASTE INDUSTRIES, INC,    CONT
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3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####
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4. Statement for Month/Year

December/1996
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

        Chief Operating Officer
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          12/30/96       J(a)            923,498     D(a)            0              D
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(a) See Explanation of Responses
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)    (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
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Options             $2.36    12/30/96  J(b)      267,522 D              1/28/03 Common    267,522 (c)      0         D
                                                                                Stock
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Warrants            $2.36    12/30/96  J(b)       19,494 D              8/1/99  Common     19,494 (c)      0         D
                                                                                Stock
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Explanation of Responses:

(a) Effective December 30, 1996, pursuant to an Agreement and Plan of Merger, dated June 27, 1996, by and between Issuer, Republic Industries, Inc. ("Republic") and RI/CW Merger Corp., pursuant to which, among other things, Issuer was merged with and into RI/CW Merger Corp., a wholly-owned subsidiary of Republic, each outstanding share of Issuer's common stock was converted into the right to receive 4/5ths of a share of Republic common stock.

(b) Effective December 30, 1996, pursuant to an Agreement and Plan of Merger, dated June 27, 1996, by and between Issuer, Republic Industries, Inc. ("Republic") and RI/CW Merger Corp., pursuant to which, among other things, Issuer was merged with and into RI/CW Merger Corp., a wholly-owned subsidiary of Republic (the "Merger"), each outstanding share of Issuer's common stock was converted into the right to receive 4/5ths of a share of Republic common stock (the "Conversion"). In connection with the Merger, Republic assumed all of the Issuer's rights and obligations with respect to each outstanding option and warrant, after adjustment to give effect to the Conversion.

(c) Received options and warrants to purchase common stock in recognition of services rendered as Chief Operating Officer of Issuer.

/s/ Thomas A. Volini                                        January  9, 1997
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.